UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALLIED MOTION TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Colorado	0-04041	84-0518115
(State of Incorporation)	(Commission File Number)	(IRS FEIN)

495 Commerce Dr., Suite 3, Amherst, NY 14228
(Address of principal executive offices)

Robert P. Maida, 716-242-8634
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

This specialized disclosure report on Form SD of Allied Motion Technologies Inc. is for calendar year 2014 and has been prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.  Throughout this Report, “Allied Motion”, “we”, “us” or “our” means Allied Motion Technologies Inc. and its consolidated subsidiaries.

Allied Motion adopted the following policy statement with respect to conflict minerals.

Allied Motion Technologies supports ending the violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Region” that is situated in the eastern portion of the Democratic Republic of the Congo (DRC) and surrounding countries. The U.S. Securities and Exchange Commission (“SEC”) adopted final rules to implement reporting and disclosure requirements related to “conflict minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.

The definition of “conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future.

Allied Motion Technologies supports these requirements to further the humanitarian goal of ending violent conflict in the Democratic Republic of the Congo (DRC) and surrounding countries, which has been partially financed by the exploitation and trade of “conflict minerals.”

ALLIED MOTION COMMITMENT:

1.              Support the aims and objectives of the U.S. legislation on the supply of “conflict minerals.”

2.              Do not knowingly procure conflict minerals that originate from facilities in the “Conflict Region” that are not certified as “conflict free.”

3.              Ensure compliance with these requirements, and ask our suppliers to undertake reasonable due diligence with their supply chains to assure that specified metals are being sourced only from:

•                  Mines and smelters outside the “Conflict Region,” or

•                  Mines and smelters that have been certified by an independent third party as “conflict free” if sourced from within the “Conflict Region.”

This due diligence includes having our suppliers provide written evidence documenting that raw materials used to produce gold, tin, tantalum and tungsten, used in the manufacture of components and products supplied to Allied Motion Technologies, originate from outside the “Conflict Region” or if they originate from within the “Conflict Region”, that the mines and/or smelters be certified as “conflict free” by an independent third party. The aim of this policy is to ensure that only “conflict free” materials, components and parts are used in products that we procure.

To put this commitment into action, our management together with members of our operational teams at each of our technology units worked to identify materials or components that are necessary to the functionality of our products that we manufactured in 2014 to determine whether we purchase any conflict minerals. For purposes of this Report, conflict mineral means tin, tantalum, tungsten and gold (“3TGs”).

Based on an analysis of the information we gathered, we determined that certain of our technology units purchased materials containing 3TGs that were necessary for the functionality of products manufactured in 2014.  Accordingly, we conducted a reasonable country of origin inquiry (RCOI) with respect to these materials.

Reasonable Country of Origin Inquiry

Allied Motion’s management together with other employees from relevant functions at the applicable technology unit such as, purchasing, quality assurance and manufacturing worked to identify suppliers of the raw materials or components that contain conflict minerals.  We sent letters to our direct suppliers, explaining the rule and soliciting survey responses from relevant suppliers of components of our products using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI).  As part of our due diligence we reviewed responses that we received from our suppliers and followed up on inconsistent, incomplete, and inaccurate responses and also sent reminders to suppliers who did not respond to our requests for information.

Conclusion

Based on our evaluation of our purchased materials and the RCOI performed, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured in 2014 may have originated in the Democratic Republic of the Congo or an adjoining country.

The Conflict Minerals Disclosure for the calendar year ended December 31, 2014 is available at www.alliedmotion.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2015

ALLIED MOTION TECHNOLOGIES INC.

	By:	/s/ ROBERT P. MAIDA
Robert P. Maida
Chief Financial Officer